                                   Filed by: American Century Mutual Funds, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                               Subject Company: Kopp Funds, Inc.
                                       Investment Company Act File No. 811-08267

To Kopp Emerging Growth Fund Shareholders:

Enclosed for your information is a supplement to the prospectus for the American
Century New Opportunities II Fund. A copy of the prospectus accompanied the proxy materials that you received relating to the proposed reorganization of your fund. The supplement refers to a redemption fee to be imposed on shares of the fund purchased after March 1, 2007, and provides additional disclosure relating to emerging markets investments.

As noted in the proxy materials, the redemption fee will not apply to shares received by you in the reorganization. The 2% redemption fee will only apply to additional Investor and Institutional Class shares of New Opportunities II purchased after March 1, 2007, and sold within 180 days. The fee will not apply to Class A or C shares. The additional disclosure relating to emerging markets allows the fund greater flexibility to take advantage of attractive investment opportunities in less developed countries.

If you have not yet voted your shares, please cast your vote pursuant to the instructions on the proxy card received with your proxy materials. You may vote by mail, telephone or the internet. If you have misplaced your proxy card, please call 1-877-256-6083 to obtain a new one. If you have previously voted and wish to change your vote, you may do so by calling 1-877-256-6083. If you are satisfied with your vote, no action is necessary. Please feel free to contact your financial representative or the Kopp Funds at 1-888-533-KOPP with any questions you may have.

IMPORTANT DISCLOSURE INFORMATION

AMERICAN CENTURY MUTUAL FUNDS, INC. HAS FILED A PROXY STATEMENT/PROSPECTUS AND
OTHER RELEVANT DOCUMENTS REGARDING THE REORGANIZATION OF YOUR KOPP FUND WITH THE
U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). INVESTORS ARE URGED TO READ
THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE
REORGANIZATION AND RELATED MATTERS. YOU MAY OBTAIN THESE DOCUMENTS FREE OF
CHARGE AT THE SEC WEBSITE (WWW.SEC.GOV). IN ADDITION, THE PROXY
STATEMENT/PROSPECTUS FILED WITH THE SEC BY AMERICAN CENTURY IS AVAILABLE FREE OF
CHARGE BY CALLING 1-877-256-6083.

American Century Mutual Funds, Inc.
Prospectus Supplement

New Opportunities II Fund

Supplement dated December 8, 2006 * Prospectus dated March 1, 2006

Effective March 1, 2007, the fund will be subject to a 2% redemption fee on
Investor Class and Institutional Class shares that are redeemed within 180 days of purchase. The fee will not apply to shares purchased before March 1, 2007, or to shares purchased with reinvested dividends, regardless of when they are sold.

The following replaces the third paragraph under the heading How does the fund pursue its investment objective? on page 8.

     Although the portfolio managers intend to invest the fund's assets primarily in U.S. stocks, the fund may invest in securities of foreign companies, including companies located in emerging markets. Investments in foreign securities present some unique risks that are more fully described in the fund's statement of additional information.

The following is added after the fourth paragraph under the heading What are the principal risks of investing in the fund? on page 9.

     Investing in securities of companies located in emerging market countries generally is also riskier than investing in securities of companies located in foreign developed countries. Emerging market countries may have unstable governments and/or economies that are subject to sudden change. These changes may be magnified by the countries' emergent financial markets, resulting in significant volatility to investments in these countries.
     These countries also may lack the legal, business and social framework to support securities markets.

American Century Investment Services, Inc., Distributor
©2006 American Century Proprietary Holdings, Inc. All rights reserved.
The American Century Investments logo, American Century and American Century
Investments are service marks of American Century Proprietary Holdings, Inc.

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